Filed by New York Community Bancorp, Inc.
                                   Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                   Subject Company: Long Island Financial Corp.
                                   Commission File No. 0-29826

[GRAPHIC OMITTED][GRAPHIC OMITTED]                                 NEWS RELEASE
615 Merrick Avenue, Westbury, NY 11590 | Phone: (516) 683-4420 |
Fax: (516) 683-4424 | www.myNYCB.com

FOR IMMEDIATE RELEASE                      Contact:  Ilene A. Angarola
                                                     First Senior Vice President
                                                     Investor Relations
                                                     (516) 683-4420

                        NEW YORK COMMUNITY BANCORP, INC.
                        --------------------------------
        TO ISSUE THIRD QUARTER 2005 EARNINGS RELEASE ON OCTOBER 19, 2005;
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                     CONFERENCE CALL SET FOR 9:30 A.M. (ET)
                     ---------------------------------------

Westbury,  N.Y.,  September 21, 2005 - New York Community  Bancorp,  Inc. (NYSE:
NYB) today announced that it will issue its earnings release for the three and nine months ended September 30, 2005 at approximately 7:30 a.m. Eastern Time
(ET) on Wednesday, October 19, 2005. The release will be posted to the Company's web site, www.myNYCB.com, upon issuance.

The Company will conduct a post-earnings conference call at 9:30 a.m. (ET) on October 19th, during which President and Chief Executive Officer Joseph R. Ficalora will discuss highlights of the Company's third quarter 2005 performance and its prospective acquisition of Long Island Financial Corp. (Nasdaq: LICB). Information about the conference call follows:


Access Code for Dial-in and Replay:         7851341
Dial-in:
          Domestic:              800-946-0713
          International:         719-457-2642
Replay:                          October 19 (12:30 p.m.) - October 28 (midnight)
          Domestic:              888-203-1112
          International:         719-457-0820

The conference call will be simultaneously webcast at www.myNYCB.com and archived through 5:00 p.m. on November 2, 2005.

New York Community Bancorp, Inc. is the holding company for New York Community Bank and the fifth largest thrift in the nation, with total assets of $25.2 billion at June 30, 2005. The Bank serves its customers through a network of 141 banking offices in New York City, Long Island, Westchester County, and northern New Jersey, and operates through seven divisions: Queens County Savings Bank, Roslyn Savings Bank, Richmond County Savings Bank, Roosevelt Savings Bank, CFS Bank, First Savings Bank of New Jersey, and Ironbound Bank. The Bank is the leading producer of multi-family mortgage loans for portfolio in New York City and the third largest thrift depository in the New York metropolitan region. Additional information about the Company is available at www.myNYCB.com.

                                  -continued -

New York Community Bancorp Announces Date of 3rd Quarter 2005 Earnings Release
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The Company has filed a registration  statement with the Securities and Exchange
Commission (the "SEC") containing a proxy statement/prospectus and other documents regarding its proposed transaction with Long Island Financial Corp. Investors are urged to read the proxy statement/prospectus because it contains important information about the Company and Long Island Financial Corp., and the
prospective    transaction.    When    available,    copies   of   this    proxy
statement/prospectus will be mailed to Long Island Financial Corp. shareholders and, together with other documents filed by the Company or Long Island Financial Corp. with the SEC, may be obtained free of charge at the SEC's website (www.sec.gov) or by directing a request to the Company c/o the Investor Relations Department, 615 Merrick Avenue, Westbury, N.Y. 11590 or the Corporate Secretary, Long Island Financial Corp., 1601 Veterans Highway, Suite 120, Islandia, N.Y. 11749.

Long Island Financial Corp. and its directors, executive officers and certain other members of management, and employees may be soliciting proxies from their shareholders in favor of the proposed transaction. Information regarding such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Long Island Financial Corp.'s shareholders in connection with the proposed transaction is set forth in Long Island Financial Corp.'s proxy statement filed with the SEC on March 25, 2005 relating to its annual meeting of shareholders held on April 20, 2005. Additional information is set forth in the proxy statement/prospectus filed with the SEC.

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